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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                             Commission File Number: 000-29177

                           NOTIFICATION OF LATE FILING

|X| Form 10-K       |_| Form 11-K         |_| Form 20-F           |_|Form 10-Q
|_| Form N-SAR

                       For Period Ended: DECEMBER 31, 2001

|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR

         For the Transition Period Ended: _____________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, indentify the item(s) to which the notification relates:________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     VIANET TECHNOLOGIES, INC.
Former name if applicable
Address of principal executive office       6509 WINDCREST DRIVE, SUITE 160,
City, state and zip code                    PLANO, TEXAS 75024

                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The registrant is in the process of preparing and reviewing the financial information of each of the acquired companies that is required to be included in its financial reports. The process of compiling the information needed for inclusion in the registrant's financial reports imposed time constraints that rendered a timely filing of the Form 10-KSB impracticable without undue hardship and expense by the registrant. The registrant undertakes the responsibility to file its annual report for the period ending December 31, 2000, no later than fifteen days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   VICTOR GOETZ                  (972)               543-2700
        (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X|  Yes    |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |X|  Yes    |_|  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On December 31, 2001, the Vianet acquired 100% of the outstanding capital stock of Comm-Services Corporation ("CSC") in exchange for an aggregate of 349,293,656 newly issued shares of the Company's common stock (the "Acquisition"), which shares represent 60% of the Company's issued and outstanding shares immediately following the completion of the transaction. The transaction is accounted for as an issuance of equity by CSC and a recapitalization of CSC under the capital structure of the Company in exchange for the net assets of the Company. This type of transaction is commonly referred to as a reverse acquisition. The consolidated financial statements include the accounts of the Company and its majority owned subsidiary from the effective date of acquisition. As a result, the financial results of the Company for the year ended December 31, 2000 are not comparable to the results for the year ended December 31, 2001 because of such transaction. For the year ended December 31, 2000, the Company had revenues of $635,502, and a net loss of ($27,134,210), and for the year ended December 31, 2001, the Company expects to report revenues of approximately $17,600,000 and a net loss of approximately ($14,200,000).


                            VIANET TECHNOLOGIES, INC.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 2, 2002                         By    /s/ Victor Goetz,
                                                  ---------------------------
                                                  Chief Financial Officer